UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

(Amendment No. 10)

EXICURE, INC.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

30205M200

(CUSIP Number)

Kyungwon Oh

Chief Executive Officer

CBI USA, Inc. and DGP Co., Ltd.

c/o Baker & Hostetler LLP

One North Wacker Drive, Suite 4500

Chicago, IL 60606-2841

Attention: Jonathan Park

(312) 416-6200

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

August 1, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), §240.13d-1(f) or §240.13d-1(g), check the following box:  ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 30205M200

1.	Names of Reporting Persons CBI USA, Inc.
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC, AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ Not Applicable
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 818,299
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 818,299
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 818,299
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 9.5%(1)
14.	Type of Reporting Person CO

(1)	Percentage ownership based on 8,648,307 shares outstanding as reported in the Company’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on July 14, 2023.

CUSIP No. 30205M200

1.	Names of Reporting Persons DGP Co., Ltd.
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) BK
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ Not Applicable
6.	Citizenship or Place of Organization Republic of Korea

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,400,000
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 3,400,000
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,400,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 39.3%(1)
14.	Type of Reporting Person CO

(1)	Percentage ownership based on 8,648,307 shares outstanding as reported in the Company’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on July 14, 2023.

SCHEDULE 13D

This Amendment No. 10 (“Amendment No. 10”), being filed jointly by CBI USA, Inc. (“CBI USA”) and DGP Co., Ltd. (“DGP”, and together with CBI USA, the “Reporting Persons”), amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on June 1, 2022 (the “Initial Schedule 13D” and together with Amendment No. 1 thereto filed with the SEC on October 31, 2022 (“Amendment No. 1”), Amendment No. 2 thereto filed with the SEC on December 5, 2022 (“Amendment No. 2”), Amendment No. 3 thereto filed with the SEC on December 19, 2022 (“Amendment No. 3”), Amendment No. 4 thereto filed with the SEC on January 23, 2023 (“Amendment No. 4”), Amendment No. 5 thereto filed with the SEC on February 13, 2023 (“Amendment No. 5”), Amendment No. 6 thereto filed with the SEC on March 3, 2023 (“Amendment No. 6”), Amendment No. 7 thereto filed with the SEC on May 1, 2023 (“Amendment No. 7”), Amendment No. 8 thereto filed with the SEC on May 17, 2023 (“Amendment No. 8”), and Amendment No. 9 thereto filed with the SEC on June 28, 2023 (“Amendment No. 9”), the “Schedule 13D”) by CBI USA, and, with respect to Amendment No. 9, DGP with respect to the Common Stock, par value $0.0001 per share, of Exicure, Inc. (“Exicure” or the “Company”). This Amendment No. 10 amends Items 4, 5 and 7 to the extent set forth below.

Item 4. Purpose of the Transaction

Item 4 is supplemented as follows:

As previously reported, the Reporting Persons have been continuing to explore and pursue additional board representation and any additional actions they consider necessary or appropriate to ensure that their interests as substantial stockholders, as well as the interests of all stockholders of the Company, are adequately represented by the board and that the board is not beholden to or being influenced by outside interests that are not aligned with the interests of the Company’s stockholders. In July, Korean counsel for CBI Co sent a letter to each of Messrs. Shin, Jo, Ahn and Kim threatening legal action in Korea arising out of the actions of Mr. Shin and Cyworld Z in securing the investments of both CBI Co and Exicure into Cyworld Z. Among other demands, the letter proposed that each of Messrs. Jo, Ahn and Kim resign from the board of Exicure. Mr. Jo subsequently communicated to representatives of CBI Co that he was not personally aware of the allegations and facts surrounding Mr. Shin’s and Cyworld Z’s acts and that he would resign, which he did effective August 1, 2023. As a result of his resignation, neither CBI Co nor the Reporting Persons will continue to pursue legal action against Mr. Jo. The Reporting Persons expect to continue to request that Messrs. Ahn and Kim also resign.

If he does not resign, the Reporting Persons expect to nominate a replacement for Mr. Ahn as a Class III director at the 2023 Annual Meeting of Stockholders in accordance with the Company’s bylaws. The Reporting Persons expect to urge the board to hold the 2023 Annual Meeting of Stockholders promptly and to pursue an action pursuant to Section 211 of the Delaware General Corporation Law seeking an order compelling that the meeting take place.

To further protect the interests of the Company and of all stockholders, the Reporting Persons plan to proactively engage the board to address the outstanding Nasdaq deficiency notices to avoid being delisted.

Item 5. Interest in Securities of the Issuer

Item 5 is supplemented as follows:

As a result of an increase in shares outstanding, CBI USA beneficially owns (with sole voting and dispositive power) 818,299 shares of Common Stock representing 9.5% of the outstanding shares of Common Stock, and DGP beneficially owns (with sole voting and dispositive power) 3,400,000 shares of Common Stock representing 39.3% of the outstanding shares of Common Stock. The Reporting Persons as a group beneficially own 48.8% of the outstanding shares of Common Stock as of such date. The percentage ownerships are based on 8,648,307 shares outstanding as reported in the Company’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on July 14, 2023.

Item 7. Material to be Filed as Exhibits.

Item 7 is amended by correcting an error with the links to the following exhibits in Amendment No. 9.

Exhibit No.	Name

1.	Joint Filing Agreement of the Reporting Persons

2.	Assignment of Rights Agreement

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Date: August 7, 2023

CBI USA, INC.

By:	/s/ Kyungwon Oh
Name:	Kyungwon Oh
Title:	Chief Executive Officer

DGP Co., Ltd.

By:	/s/ Kyungwon Oh
Name:	Kyungwon Oh
Title:	Chief Executive Officer